
Mail Stop 4561

December 22, 2015

Marco Alfonsi
Chief Executive Officer
WRAPmail, Inc.
445 NE 12th Ave.
Fort Lauderdale, FL 33301

      Re: WRAPmail, Inc.
              Registration Statement on Form S-1
              Filed December 2, 2015
              File No. 333-208293

Dear Mr. Alfonsi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You propose to sell your common stock in a primary offering at a fluctuating offering price. Be advised that companies with securities traded in the Pink Sheets may not conduct at-the-market offerings. Please revise to fix the offering price of the primary offering at a fixed price for the duration of the offering. Make appropriate changes to the warrant agreement.

2.   We note that this registration statement pertains to a best efforts offering with no minimum selling condition. Please revise your disclosure throughout to ensure that there is no implication that the actual proceeds will necessarily equal the proposed maximum aggregate offering price. To this end, please consider disclosing estimates based on proceeds in the amount of 100 percent, 75 percent, 50 percent, and 25 percent of the proposed maximum aggregate offering price.

Cover Page

3. Please include a cross-reference to the page number where the risk factors section begins. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 6

4. We note your discussion regarding WRAPmail 2.0 in the Description of Business section on page 27. Considering its significance to your future growth model, please expand upon your disclosure to adequately address the timing of this development and its expected costs and benefits.

Risk Factors, page 10

5. We note that you derive a material amount of your revenues from two customers, as disclosed in the fifth paragraph on page 26. Please include a risk factor that addresses the risk posed by this high customer concentration.

6. The disclosure in the Description of Business section discusses your intention to transition to a subscription-only model in connection with the rollout of WRAPmail 2.0. Please include a risk factor that addresses the risks inherent in this development.

"We are an 'emerging growth company' . . . ," page 15

7. You state that you intend to be subject to the reporting requirements of the Securities Exchange Act of 1934 by registering your stock on Form 8-A. Nonetheless, please explain the effect on investors of the automatic suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act, if you have less than 300 shareholders at year end. Consider including this information in a separate risk factor.

Plan of Distribution

The Company, page 23

8. You indicate that your officers and directors plan to distribute the company's stock in the primary offering in reliance upon Rule 3a4-1. You state that this exemption is available because the officers and directors meet the conditions of Rule 3a4-1. On page 53, however, you disclose that Mr. Dilley, a director, is a registered broker-dealer and an associated person of a broker or dealer as defined in Rule 3a4-1(c)(2). To the contrary, you state that executive management will conduct the offering on pages iii and 8. Please reconcile these disclosures and confirm that Mr. Dilley will not be involved in the sales process for the offering.

Description of Business

Business, page 25

9.   You derive a material amount of your revenues from two customers. If these
        relationships are based on contracts, please tell us whether you considered including the
        applicable contracts as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. If
        you determined that your business is not substantially dependent on the contracts, please
        explain how you arrived at that conclusion.

10.   We note your disclosure concerning the status of WRAPmail 2.0 in the third paragraph,
        second sentence, on page 27. Please revise your disclosure to indicate the target date for
        its launch, i.e., first quarter of 2016. Refer to Item 101(h)(4)(iii) of Regulation S-K.

11.   Please revise your disclosure concerning research and development expenses to reflect an
        estimate of the amount spent during each of the last two fiscal years. Refer to Item
        101(h)(4)(x) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 52

12.   We note that your auditor has expressed substantial doubt about your ability to continue
        as a going concern. Please state the minimum period of time you will be able to conduct
        planned operations using currently available capital resources.

Executive Compensation, page 55

13.   Please revise the compensation table to accord with the tabular format specified in Item
        402(n)(1) of Regulation S-K. We note the amounts depicted in the table are inconsistent
        with the narrative disclosures. Please also reconcile these figures and revise the
        disclosures accordingly.

14.   To the extent that your directors' compensation is not reflected in the summary
        compensation table referred to in comment 13, please disclose that compensation in the
        tabular format required by Item 402(r)(1) of Regulation S-K. In this regard, we note your
        disclosure in the last paragraph of the Executive Compensation section on page 55.

Exhibits, page 60

15.   Please file searchable copies of the exhibits. We refer you to Rules 301 and 304 of
        Regulation S-T.

Undertakings, page 61

16.   We note that your undertakings do not fully correspond with those that are applicable to this offering. Please refer to Item 512 of Regulation S-K and revise them accordingly.

Signatures, page 63

17.   Revise the signature section to designate the person(s) signing in the capacities of treasurer or principal financial officer as well as controller or principal accounting officer. See Instruction 2 under the "Signatures" caption of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or, in his absence, me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief Legal
Office of Information
Technologies
and Services

cc: Gina Austin and Arden Anderson
        Austin Legal Group, APC